Exhibit 99.1

Curaleaf Appoints Ranjan Kalia As Chief Financial Officer

WAKEFIELD, Mass., July 12, 2021 -- Curaleaf Holdings, Inc. (CSE: CURA / OTCQX: CURLF) (“Curaleaf” or the “Company”), a leading international provider of consumer products in cannabis, announced today that Ranjan Kalia will join the company as Chief Financial Officer on July 19, 2021. Kalia will succeed Michael Carlotti, who is stepping down from the role of Chief Financial Officer for medical reasons.

Boris Jordan, Executive Chairman of the Board of Curaleaf, said, “On behalf of the Board of Directors and the executive leadership team I want to personally thank Mike for his tremendous commitment and contributions to Curaleaf. During Mike’s tenure as Chief Financial Officer he delivered exceptional financial performance management while ensuring the Company maintained its commitment to a strong balance sheet to help drive our business and meet our goals. Mike played an important role in setting the foundation for our future success; moreover, he’s an exceptional professional and friend. We wish him all the best for a prompt and full recovery.”

Joseph Bayern, Chief Executive Officer of Curaleaf, commented, “I am pleased to welcome Ranjan to the Curaleaf executive leadership team. With over thirty years of experience in executive finance positions at complex multinational companies, Ranjan brings a wealth of expertise which will be instrumental in helping fuel our continued growth. He’s joining us at a very exciting time for our company and I look forward to working with him.”

Ranjan Kalia said, “I am truly honored to be joining the Curaleaf team at this exciting time in the company's evolution. As Curaleaf has established itself as the global pure play cannabis leader, the company remains in the very early innings of its long-term potential development in this dynamic and fast growing industry. I look forward to partnering with the entire Curaleaf team to continue executing on its track record for financial performance, strong balance sheet and robust engagement with the financial community.”

Since 2008, Kalia served as Executive Vice President and Chief Financial Officer of Virtusa Corp, a global provider of digital strategy, digital engineering and IT services and solutions with more than 25,000 employees globally. At Virtusa, he provided executive leadership to Virtusa’s finance team, encompassing controllership, financial planning and analysis, treasury, tax and internal audit, advising the Chief Executive Officer and Board of Directors on development of business strategies, capitalization strategies, mergers and acquisitions, strategic partnership identification and long-term financial planning. He brings extensive experience and deep knowledge across corporate tax regulations, U.S. SEC regulations and Sarbanes Oxley compliance requirements to the role.

Before joining Virtusa, Kalia spent 8 years with EMC Corporation. During his tenure he served in various roles including Vice President of Finance and Chief Financial Officer – Asia-Pacific Region. Prior to that, he also held senior financial, controller and audit positions at GE Capital, Pepsi Cola Co., and Pricewaterhouse Coopers (PwC). He also served as a Board of Director and Audit Committee Member for Polaris Consulting & Services from 2016 to 2018. Kalia holds a Bachelor of Commerce from New Delhi University in India and a Master of Business Administration degree in Finance from Nichols College in Massachusetts.

About Curaleaf Holdings

Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to improve lives by providing clarity around cannabis and confidence around consumption. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf and Select, provide industry-leading service, product selection and accessibility across the medical and adult-use markets. In the United States, Curaleaf currently operates in 23 states with 107 dispensaries, 22 cultivation sites and over 30 processing sites, and employs over 5,000 team members. Curaleaf International is the largest vertically integrated cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Canadian Securities Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com.

Forward-Looking Statements

This media advisory contains forward–looking statements and forward–looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward–looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or, "proposed", "is expected", "intends", "anticipates", or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this news release contains forward–looking statements and information concerning the Chief Financial Officer appointment and transition. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the company with respect to the matter described in this new release. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this release and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and risks and uncertainties is contained under "Risk Factors and Uncertainties" in the Company's latest annual information form filed April 28, 2021, which is available under the Company's SEDAR profile at www.sedar.com, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this press release and we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place considerable reliance on the forward looking statements contained in this press release. The Canadian Securities Exchange has not reviewed, approved or disapproved the content of this news release.

Investor Contact:

Curaleaf Holdings, Inc.

Carlos Madrazo, SVP Head of IR & Capital Markets

IR@curaleaf.com

Media Contact:

Curaleaf Holdings, Inc.

Tracy Brady, VP Corporate Communications

Media@curaleaf.com